

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Michelle Hook
Chief Financial Officer and Treasurer
Portillo's Inc.
2001 Spring Road, Suite 400
Oak Brook, IL 60523

> **Re: Portillo's Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2022**
> **Filed March 2, 2023**
> **File No. 001-40951**

Dear Michelle Hook:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services